Syntroleum Corporation
Karen L. Gallagher, PFO
5416 S Yale, Ste 400
Tulsa, OK 74135
September 25, 2009
Lily Dang
Division of Corporate Finance
United States Securities and Exchange Commission
Dear Ms. Dang:
We received your comment letter on September 24, 2009 over our Form 10-K for Fiscal Year Ended December 31, 2009, Form 10-Q for Fiscal Quarter Ended June 30, 2009 and our Definitive Proxy Statement on Schedule 14A. We will actively work on a response to your comments. We ask for a response time period of 30 days to properly respond to your comments. I will be out of the country and unable to work on the response next week. Thank you for your consideration of this matter.
Sincerely,
/s/ Karen L. Gallagher
Karen L. Gallagher

Sr. Vice President of Finance/Principal Financial Officer